# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APPFOLIO INC, CIK 0001433195
CUSIP: 03783C100
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 70 Castilian Drive, Santa Barbara, California (CA), 93117
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001632715

## Reporting persons
- Ashe Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,331,260; shared voting power 0; sole dispositive power 1,331,260; shared dispositive power 0; aggregate amount beneficially owned 1,331,260 (5.8% of the class)
  Comment: COMMENT RELATING TO ROW 11: Based on a total of 22,871,704 shares of Class A common stock of the Company outstanding as of July 24, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.

## Item 1. Issuer
Name of issuer: APPFOLIO INC
Address of issuer's principal executive offices: 70 Castilian Drive, Santa Barbara, CA 93117

## Item 2. Person Filing
Name of person filing: This statement is filed by Ashe Capital Management, LP, a Delaware limited partnership ("Ashe"). Ashe is a registered investment advisor which holds Class A common stock of the Company in funds under its management and control, and in such capacity Ashe has voting and investment power over such securities. The principals of Ashe are William C. Crowley, William R. Harker and Stephen M. Blass (each, a "Principal" and collectively, the "Principals").
Address of principal business office or, if none, residence: 530 Sylvan Ave., Suite 101, Englewood Cliffs, New Jersey 07632
Citizenship: Ashe is a limited partnership organized in Delaware. Each of the Principals is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,331,260
Percent of class: 5.8% - Based on a total of 22,871,704 shares of Class A common stock of the Company outstanding as of July 24, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.
Sole power to vote or to direct the vote: 1,331,260
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,331,260
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this statement on Schedule 13G as being beneficially owned by Ashe were purchased and are held on behalf of a private investment limited partnership under its management and control.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ashe Capital Management, LP: /s/ William R. Harker, William R. Harker, Co-Founder and President (08/14/2025)